UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 19, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lands' End, Inc.

File No. 001-09769 - CF#36177

Lands' End, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 29, 2018.

Based on representations by Lands' End, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.4	10-K	March 29, 2018	through January 31, 2025
10.5	10-K	March 29, 2018	through January 31, 2025
10.8	10-K	March 29, 2018	through January 31, 2025
10.11	10-K	March 29, 2018	through April 4, 2025
10.12	10-K	March 29, 2018	through April 4, 2025
10.13	10-K	March 29, 2018	through April 4, 2025
10.14	10-K	March 29, 2018	through April 4, 2025
10.15	10-K	March 29, 2018	through April 4, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Larry Spirgel
Office Chief, Disclosure Review Program